CRANE HARBOR ACQUISITION CORP.

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

April 4, 2025

VIA EDGAR TRANSMISSION

Claudia Rios

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Crane Harbor Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed March 21, 2025 File No. 333-284852

Dear Ms. Rios:

On behalf of Crane Harbor Acquisition Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 3, 2025 relating to Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “S-1”) filed with the Commission on March 21, 2025. We are concurrently filing via EDGAR Amendment No. 2 to the S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment filed concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-1

Sponsor Information, page 14

1.

We note your responses to prior comments 5 and 6. Please revise your disclosure to clearly disclose that the Letter Agreement requires the Company’s sponsor and management team to vote in favor of the Company’s initial business combination, and provides that the Company’s Class B ordinary shares and securities underlying the private placement units may not be redeemed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 16 and 117 of the Amendment.

Dilution, page 97

2.

We note the public offering price included in your dilution presentation is adjusted to $9.23 to include the value of the Share Rights. Please revise your presentation to include disclosure that clearly explains the assumptions used to arrive at this adjusted offering price.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated the Amendment at page 97 to include an explanation for the assumption used to arrive to the adjusted offering price of $9.23.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Rosenstein (by telephone at (215) 694-3358 or by email at mrosenstein@stevenslee.com), or Derick Kauffman (by telephone at (610) 223-1703 or by email at derick.kauffman@stevenslee.com).

Sincerely yours,

/s/ Jeffrey F. Brotman
Jeffrey F. Brotman Chief Executive Officer Crane Harbor Acquisition Corp.